UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 8, 2016, FreeSeas Inc. (the “Company”) held a special meeting of shareholders (the “Special Meeting”), at which the Company’s shareholders approved three proposals. The proposals are described in detail in its proxy statement filed as an exhibit to a Report of Foreign Private Issuer on Form 6-K filed on March 15, 2016.

Proposal 1

The Company’s shareholders granted discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock ratios within the range from 1-for-2 up to 1-for-200 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-200, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Special Meeting, as set forth below:

Votes For	Votes Against	Abstentions
39,897,435	15,227,229	682,905

Proposal 2

The Company’s shareholders ratified the potential issuance of more than 20% of the Company’s issued and outstanding common stock at a price that is less than the greater of book or market value in accordance with (i) a securities purchase agreement between the Company and MTR3S Holding Ltd., dated March 1, 2016; (ii) a debt settlement agreement and release between the Company and Intermodal Shipbrokers Co., dated January 19, 2016; (iii) a securities purchase agreement between the Company and Mordechai Vizel, dated January 19, 2016; (iv) a securities purchase agreement between the Company and Alpha Capital Anstalt, dated January 6, 2016; (v) a debt settlement agreement between the Company and Sichenzia Ross Friedman Ference LLP, dated October 7, 2015; and (vi) a securities purchase agreement between the Company and Service Trading Company, LLC, dated August 20, 2015, as set forth below:

Votes For	Votes Against	Abstentions
17,457,941	2,177,011	114,999

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Proposal 3

The Company’s shareholders approved the potential issuance of more than 20% of the Company’s issued and outstanding common stock at a price that is less than the greater of book or market value in accordance with the following potential future transactions: (i) one or multiple purchase agreements for the sale of common stock or securities convertible into common stock up to $2 million for working capital at a discount to the market price of up to 50%, to be entered into within 180 days of the Special Meeting, (ii) one or multiple debt settlement agreements for the sale of common stock or securities convertible into common stock of up to $6 million for the settlement of trade or bank debt at a discount to the market price of up to 50%, to be entered into within 180 days of the Special Meeting, and (iii) a purchase agreement for the sale of common stock or securities convertible into common stock up to $15 million for asset acquisitions at a discount to the market price of up to 65%, to be entered into within 180 days of the Special Meeting, as set forth below:

Votes For	Votes Against	Abstentions
17,461,703	2,170,618	117,630

The following exhibit is filed herewith:

Exhibit Number	Description
99.1	Press Release, dated April 11, 2016, issued by the Company

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: April 11, 2016	By:	/s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos
Chief Financial Officer

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